

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 5, 2018

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Walnut Street Group Holding Limited
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

> **Re: Walnut Street Group Holding Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 7, 2018**
> **CIK No. 0001737806**

Dear Mr. Huang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Business, page 1

2.   We note your disclosure here that you "have experienced substantial growth since [your] inception in 2015." Please revise to clarify here that, before completing the transition into your current business model in the first quarter of 2017, you generated the substantial majority of your revenue from an online direct sales business which no longer generates revenue, with a view to putting your statements with respect to your substantial growth into context with respect to the current business model. Please provide similar clarification in the Business section on page 93 where you assert that your "new e-commerce business model has created a snowball effect that led to [y]our exponential growth."

Corporate History and Structure, page 3

3.   Since investors will be investing in a holding company that does not directly own its operations in China, please make this fact clear in your prospectus summary. It must be clear that the business you are describing is not the registrant's business but is the business of your variable interest entities. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 32.

4.   Please briefly disclose the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIE are distributable as cash dividends to you. We note the related disclosure on pages 37 to 38 and 115 to 116.

Conventions that Apply to this Prospectus, page 5

5.   Please revise your disclosure to clarify whether GMV includes shipping charges paid by buyers to sellers.

6.   We note your disclosure on page 99 that buyers may access your platform and make purchases within Weixin directly. Please revise your disclosure to clarify whether "active buyers" and "monthly active users" include those that access your program through Weixin directly.

Risk Factors

Risks Related to Our Business and Industry

Any change, disruption, discontinuity in the features and functions of major social networks could severely limit . . . , page 14

7.   Please expand this risk factor to specify whether users can currently access your platform, make team purchases, and share product information without using a social network generally and without using Weixin or QQ specifically. In this regard, we note your disclosure on page 19 that Weixin "serves as one of [your] access points to [your] platform." Please provide similar clarifying disclosure where you reference social networks on page 1 of the prospectus summary.

Tencent provides services to us in connection with various aspects of our operations . . . , page 19

8.   Please revise to disclose in this risk factor that Tencent owns both Weixin and QQ.

Our online marketing services constitute internet advertisement . . . ., page 25

9.   Please revise to disclose here the proportion of your revenue that is derived from "online marketing services and other related services" and is therefore subject to potential confiscation in the event of a violation of PRC advertising laws, rules and regulations.

Capitalization, page 58

10.   Please tell us your consideration of revising the pro forma as adjusted capitalization table to reflect the April 2018 issuance of 254,473,500 Class A Ordinary Shares to a company controlled by your Founder. Please also tell us your consideration of revising pro forma loss per share in Summary Consolidated Financial Data and Selected Consolidated Financial Data to reflect the income statement and balance sheet effects of this share issuance. Refer to Article 11 of Regulation S-X.

Management's Discussion and Analysis, page 72

11.   Where you identify two or more factors that contributed to material changes in financial statement line items, please consider revising your disclosures to quantify the individual impact of each factor; in this regard, we note you have identified multiple factors contributing to the year over year changes in costs of revenues and gross (loss)/profit.

Key Factors Affecting Our Results of Operations, page 72

12. In your disclosure on page 73, you identify "attracting, engaging and retaining buyers" as a factor that directly affects your results of operations. You also state on page 73 that your "buyers and merchants have been increasing in parallel as a result of the powerful network effects of [y]our platform." Finally, you include metrics such as "active buyers," "active merchants," and "monthly active users" in various locations throughout your prospectus. Please expand your MD&A disclosure to present these metrics and discuss any material trends in these and any other important metrics you use to track user, buyer, and merchant acquisition, engagement, and retention. Refer to Item 4.a of Form F-1 and Item 5.D of Form 20-F. For guidance, refer to Section III.B of SEC Release 33-8350.

Our ability to manage our costs and expenses by leveraging our scale of business, page 73

13. Please revise to elaborate upon your belief that your marketplace model "has significant operating leverage and enables [you] to realize structural cost savings." Your revised disclosure should explain what you mean by "significant operating leverage" and describe how your marketplace model has such leverage and how it enables you to realize structural cost savings.

Key Components of Results of Operations, page 73

14. It appears that revenues from online marketplace services include revenues from online marketing services and transaction services. Please revise the disclosure in this section to quantify the amount of revenue you generated from online marketing services such as bidding for keywords and advertising placements versus the amount you generated from transaction services such as commission fees. Refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F. Please also tell us what types of revenue constitutes transaction services revenue, other than commission fees.

15. Please provide additional disclosure regarding the commission fees that you earn when transactions are completed on your platform, including the range of commission percentages that you may charge and the factors you consider when establishing such fees. Please refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F.

16. Please quantify the cost of online marketplace services incurred from payment processing versus those incurred from platform operation.

Business

Our "New E-Commerce" Platform, page 96

17.   On pages 96 and 97, you state, "Nearly all of the transactions in 2017 were team purchases." Please revise to specify the proportion of your orders in 2017 and in the first quarter of 2018 that were team purchases, or tell us why you believe this information is not important.

18.   Please provide additional disclosure about the third-party online payment service providers with which you cooperate, including whether you are dependent upon any particular provider or providers for such services. Refer to Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any cooperation agreements with these providers.

Our Buyers, page 99

19.   You state here that you "source a substantial portion of your buyer traffic from major social networks in China, such as Weixin and QQ." Please revise to quantify here the proportion of your buyer traffic that you source from social networks generally and from Weixin and QQ specifically. Please provide similar disclosure in the risk factor discussing your use of social networks on page 14. Please also explain in greater detail the "mini-program" within Weixin to which you refer and tell us whether the manner in which a buyer accesses your platform affects the way in which you derive revenues.

Management

Pinduoduo Partnership, page 119

20.   We note that you plan to establish the Pinduoduo Partnership prior to completion of this offering and that it appears that the partnership will have rights with respect to the "nomination, appointment and evaluation of directors and key management (including the chief executive officer)." In light of the significance of these rights and in order for us to better understand the relationship between you and the Pinduoduo Partnership, please provide us with a copy of the Pinduoduo Partnership Agreement once available, translated into English as necessary. We may have comments on disclosure related to the partnership, once the terms and conditions enumerated in the second paragraph of this section are established.

Related Party Transactions

Agreement and Business Cooperation with Tencent, page 129

21.   Please expand the disclosure here to specify the material terms of your strategic cooperation framework agreement with Tencent. Refer to Item 4.a of Form F-1 and Item 7.B. of Form 20-F. Please also revise your disclosure throughout the prospectus, including the prospectus summary section to more clearly disclose your relationship with Tencent and the extent to which you are dependent upon Tencent platforms to conduct your business, or tell us why you do not believe such disclosure is required. In this regard, we note that you derive a significant amount of your traffic from Weixin and QQ, and also utilize Tencent's payment platform to settle transactions on your website.

Description of Share Capital, page 131

22.   We note your disclosure on page 131 regarding "the automatic conversion of all of [y]our outstanding preferred shares" upon completion of the offering. Please tell us whether your outstanding Class B ordinary shares will convert into Class A ordinary shares upon completion of the offering, and, if so, please revise to so state and to disclose the conversion ratio. If the Class B ordinary shares will not convert and you will maintain the same dual-class share structure after the offering, please revise to add disclosure here, in the prospectus summary, and in the risk factor section discussing the disparate voting rights associated with your separate classes of shares and Mr. Huang's resulting influence over your company.

History of Securities Issuances

Preferred Shares, page 140

23.   You state here that "part of" the $1.4 billion aggregate consideration for your March 2018 issuance of Series D preferred shares "consisted of certain business and strategic cooperation pursuant to and as specified in the Strategic Cooperation Framework Agreement between [you] and Tencent Mobility Limited." Your disclosure in the table on page II-2 indicates that this "part" of the consideration amounted to $988.8 million. Please revise the disclosure in this section to clarify whether Tencent paid you any cash consideration for the Series D preferred shares, or instead whether you issued the shares to Tencent solely in consideration for the business and strategic cooperation contemplated in the agreement.

Description of American Depositary Shares

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs, page 151

24.   We note your disclosure on page 152 that "the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement." Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Notes to the Consolidated Financial Statements

General

25.   Please disclose the amount of revenues from online marketing services versus commission fees from third party sales transactions, pursuant to the disclosure requirement in ASC 280-10-50-40.

2. Summary of Significant Accounting Policies

(m) Revenue recognition

Marketplace services, page F-19

26.   We note your disclosure that revenues related to commissions on third party sales transactions are recognized at the time when the underlying transactions are completed. Please expand your disclosure to clarify when the third party transaction is considered to be completed.

27.   Please tell us the basis in GAAP for the timing of recognition and income statement classification of coupons issued to consumers. Explain whether the issuance of the coupons results in a loss on the future commission transaction and how this impacts your accounting. Also tell us your consideration of disclosing the amount of expense for each period presented.

28.   As it relates to revenue recognition for online marketing services, please either confirm that all of your marketing service arrangements with customers provide for

revenue on a cost-per-click basis, or if there are other types of marketing service arrangements, where, for example, you earn fees by virtue of displaying an advertisement over an agreed upon period of time, then please expand your disclosures to explain the timing of revenue recognition for each type of online marketing arrangement.

9. Share-Based Compensation, page F-28

29.   Please disclose the methods used to estimate the expected term, expected volatility, expected dividends, and risk-free interest rates. Refer to ASC 718-10-50-2(f).

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421, Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products